

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Paul Strickland
Chief Financial Officer
Hallmark Venture Group, Inc.
5112 West Taft Road , Suite M
Liverpool, NY 13088

      Re: Hallmark Venture Group, Inc.
          Form 10-K for the year ended December 31, 2023
          File No. 000-56477

Dear Paul Strickland:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the audit opinion does not cover the financial statements as of and for the year ended December 31, 2022 and your annual report did not include the audit opinion of the predecessor auditor. Please clarify and/or revise accordingly. In addition, given that the predecessor auditor's report is not presented, please clarify and/or revise, as needed, to explain how the audit opinion presented in your current annual report complies with the guidance in paragraph 58 of AS 3105 of the PCAOB Auditing Standards.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction